November 25, 2011

Vincent J. Di Stefano

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Mr. Di Stefano:

On September 7, 2011, Advisers Investment Trust (the “Trust”), on behalf of Independent Franchise Partners US Franchise Equity Fund (the “Fund”), filed Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A (the “Amendment”). On October 12, 2011, you provided oral comments. The Trust responded in writing to your comments on October 27, 2011 and you provided additional oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

1.	SEC COMMENT: In order for a security to be considered a U.S. equity security, the issuer of the security must have economic ties to the United States; a U.S. domicil or a listing on a U.S. exchange, each themselves, is insufficient to economic ties to the United States.

The Trust has deleted the term “US” and renamed the Fund the “Independent Franchise Partners Equity Fund”. The Fund will have a principal investment strategy of investing, under normal circumstances, at least 80% of its assets in (net assets plus borrowings for investment purposes) in equity securities of companies deriving a significant portion of their revenue from the US; or with a primary listing on a US stock exchange; or that have their principal place of business or operations in the US.”

2.	SEC COMMENT: The third paragraph under Purchases Through Financial Intermediaries states that orders will be priced based on the Fund’s NAV next computed after such order is received by a financial intermediary and that it is the responsibility of the financial intermediary to transmit properly completed purchase orders to the Fund in a timely manner. Explain what happens if the financial intermediary does not transmit the order in a timely manner.

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone 614.469.3200 Fax 614.469.3361

The sentence is question has been deleted. The shareholder will receive the NAV next computed after the financial intermediary receives the order. Disclosure of the contractual arrangements between the Trust’s underwriter and the financial intermediary and the process activated by the receipt of a delayed order will not be helpful to the investor.

Finally, the Trust requests that the registration statement be made effective on or before December 1, 2011. An acceleration request was previously submitted with Pre-Effective Amendment No. 1.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	(w/ attachment)
Scott	Englehart
Dina	Tantra